

Mail Stop 4720

October 27, 2016

Darren J. King
Chief Financial Officer
M&T Bank Corporation
One M & T Plaza
Buffalo, New York 14203

      Re: **M&T Bank Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 19, 2016
              File No. 001-09861

Dear Mr. King:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1A. Risk Factors, page 22

1. Please disclose in future filings that you met the minimum capital requirements of the most recent Federal Reserve Board's Comprehensive Capital Analysis and Review on a post-stress basis only after submitting an adjusted capital action plan. Please also discuss the capital adequacy risks to investors under adverse scenarios.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Supplemental Reporting of Non-GAAP Results of Operations, page 44</u>

2. You adjust for temporary help fees associated with preparing for systems conversions and integration of operations; initial marketing and promotion expenses designed to introduce M&T Bank to its new customers; travel costs; and other costs of completing the transaction and commencing operations in new markets and offices. Please tell us why it is appropriate to adjust your GAAP income for these recurring administrative expenses. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services